Exhibit 99.1

Humanz,

Today is a difficult day.

We have faced many obstacles throughout this year that, mainly due to the global economic scenario, have intensified in the last few months.

We have taken several actions in order to avoid the changes that are happening today in our workforce.

However, after much analysis and discussion, we concluded that downsizing a portion of our dedicated Humanz would be necessary for the company’s financial sustainability.

Unfortunately, we have to say goodbye to teammates whom we have grown close with and greatly value.

To take care of those who are leaving, we set up a package to support this transition period. This includes:

-	Extension of the health care plan for three months
-	Counseling for the career transition process and professional outplacement
-	Referral to companies that have open opportunities

This was a very difficult decision and a painful step to help us find the necessary financial balance to move forward, keep growing and fulfilling our purpose.

To those of you who are leaving, thank you very much for having been a part of Zenvia. I am sorry that we have come to this point. I wish that each one of you find a new space to contribute your many talents that leads to paths of fulfillment and success.

To those who remain with us, I thank you for trusting in our Journey. May we be inspired by the future we all want to build.

Cassio Bobsin

CEO